Exhibit 99.1

NEWS RELEASE GLAMIS GOLD LTD.

For Immediate Release Trading symbol: NYSE, TSX — GLG	June 21, 2006
GLAMIS DOUBLES GOLD RESERVES AT PEÑASQUITO PROJECT
June 21, 2006 — Reno, Nevada — Glamis Gold Ltd. (NYSE, TSX: GLG) today updated reserve and resource estimates for its Peñasquito project in Zacatecas, Mexico. The revised estimates are based on new interpretations and assays from over 67,000 meters of drilling received since the completion of the original project feasibility study in November 2005.
Highlights
•	Proven and probable gold reserves at Peñasquito have increased 102% to 9.98 million ounces, and proven and probable silver reserves have increased 86% to 575 million ounces.

•	Measured and indicated gold resources, inclusive of proven and probable reserves, now total 12.8 million ounces. Measured and indicated silver resources have increased to 822 million ounces.

•	Inferred resources include an additional 14.3 million ounces of gold and 882 million ounces of silver. These increases demonstrate the outstanding potential for further growth at Peñasquito, both from conversion of portions of the large mineral resource to reserves as well as the extension of open-ended mineralization in the Peñasco and Chile Colorado deposits.

•	An updated feasibility study based on a doubling of mill throughput to 100,000 tonnes per day is expected to be completed in August 2006.
“With this update, Company-wide gold reserves have nearly tripled in 2006, to over 15.7 million ounces and gold leverage has more than doubled, with gold reserves per share increasing by 117 percent,” said Kevin McArthur, President and CEO. “Over the same period, silver reserves have increased more than ten-fold to 617 million ounces, providing enhanced silver market participation for our shareholders. Our team is now fully engaged at the site and we are excited to begin work on the ground — to transform the potential of this project into shareholder value.”
Proven and Probable Reserves
To calculate updated reserves, the Company incorporated all new drilling data into a revised block model, followed by reserves modeling. Open pit limits were determined using a floating cone optimization routine, with cost parameters and metals recovery rates updated since the prior feasibility study. Metals prices utilized in the pit design were: $450 per ounce gold, $7.00 per ounce silver, $0.30 per pound lead and $0.60 per pound zinc. The resulting pit shapes were smoothed with the addition of haulage ramps, yielding proven and probable reserves as follows:

Peñasquito Proven & Probable Reserves Summary Data
June 21, 2006

	Feasibility	Update
	November 2005	June 2006	% Change
Ore tonnes (millions)
Oxide (heap leach)	77.3	87.1	13%
Sulfide (flotation)	257.8	476.9	85%

Total ore tonnes (millions)	335.1	564.0	68%

Oxide ore grade
Gold (grams per tonne)	0.29	0.28	-3%
Silver (grams per tonne)	24.0	23.8	-1%

Sulfide ore grade
Gold (grams per tonne)	0.51	0.60	18%
Silver (grams per tonne)	30.2	33.2	10%
Lead (%)	0.31	0.35	13%
Zinc (%)	0.69	0.76	10%

Contained Metals
Gold (troy ounces — millions)	4.93	9.98	102%
Silver (troy ounces — millions)	310	575	86%
Lead (tonnes — millions)	0.79	1.67	111%
Zinc (tonnes — millions)	1.78	3.62	103%

Stripping Ratio
(tonnes waste:oxide ore plus sulfide ore)	1.94	2.76	42%
Complete reserve and resource data tables and accompanying notes for Peñasquito are included below. The tables, notes and project diagrams are also available on the Company’s website at www.glamis.com.
Updated Feasibility Study
The new reserves provide the basis for a revised feasibility study that is expected to be completed in August 2006. Glamis is analyzing a doubling of mill capacity to 100,000 tonnes per day from 50,000 tonnes per day as contemplated in the prior feasibility study. This plan would call for construction of an initial 50,000 tonne per day milling and flotation circuit followed by the addition of a second circuit of the same size following start-up.
Under the 2006 Peñasquito supplemental capital budget of $52 million, Glamis is advancing design and engineering studies, continuing exploration drilling and placing orders for major equipment. The Company’s current timeline calls for completion of permitting by mid-2007, initial production from heap leaching of oxide ore by late 2008, and completion of the mill and flotation circuit by late 2009.

Mineral Resources
The Peñasquito property consists of two primary deposits: Peñasco to the north and Chile Colorado to the south. The mineral resources inventory has increased significantly, and continued drilling to convert these resources is expected to provide the basis for future reserve growth. The current mineral resources are summarized in the following table:
Peñasquito Mineral Resources Summary Data
June 21, 2006

	Feasibility	Update
	November 2005	June 2006	% Change
Measured & Indicated Resource (inclusive of proven and probable reserves)
Tonnes (millions)	671.3	872.5	30%
Contained Metals
Gold (troy ounces — millions)	8.7	12.8	47%
Silver (troy ounces — millions)	614	822	34%
Lead (tonnes — millions)	1.8	2.4	33%
Zinc (tonnes — millions)	4.1	5.3	29%
Inferred Resource
Tonnes (millions)	246.7	2,577.0	945%
Contained Metals
Gold (troy ounces — millions)	2.8	14.3	411%
Silver (troy ounces — millions)	192	882	359%
Lead (tonnes — millions)	0.6	2.4	300%
Zinc (tonnes — millions)	1.4	7.1	407%
Exploration
Exploration drilling at Peñasquito is currently underway, concentrating on three key areas:
Conversion of In-Pit Resources. Within the two open pits, 75 million tonnes of mineralization contained in the inferred resource category are currently classified as waste rock for the purposes of the economic analysis. In-fill drilling is expected to increase confidence in these areas and should result in a conversion of a portion of the resource into reserves and a corresponding reduction in the stripping ratio.
Extension of Mineralized Zones. The known mineralization remains open, both at the southern end of the Peñasco deposit and the northern end of the Chile Colorado deposit, toward the Azul target. Step-out drilling will continue in an effort to extend the deposits and ultimately join the currently separate open pits.
Underground Opportunity. In the Peñasco deposit, intersections of high grade mineralization have been identified beneath the designed pit. A portion of the drilling program in 2006 will test deeper targets to investigate the possibility of future bulk underground mining.
A budget of $6.3 million has been approved for continued exploration drilling in the second half of 2006. Currently, five diamond drill rigs are active on the property, including the condemnation drilling program. The goal is to drill an additional 30,000 to 40,000 meters in the mineralized areas in the second half of 2006.
“These dramatic increases in reserves and resources over such a short time period demonstrate Peñasquito’s growth potential,” added McArthur “As the scope and magnitude of this world class deposit continues to emerge, so too does its growing importance to Glamis over the long term. We currently envision a twenty-year mine in an excellent mining jurisdiction, providing Glamis the road map for continued growth in gold production. As an added benefit, Peñasquito positions the Company to become a significant producer of base metals and is expected to elevate Glamis into the ranks of the world’s leading silver producers.”
Glamis Gold Ltd. is a premier intermediate gold producer with low cost mines and development projects in Nevada, Mexico and Central America. Plans call for growth to over 700,000 ounces of gold by 2007. The company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein.
—TABLES TO FOLLOW—
For further information please contact:

Glamis Gold Ltd.	Website:	www.glamis.com
5190 Neil Road, Suite 310	email requests for investor packets to:	info@glamis.com
Reno, NV 89502	email questions/correspondence to:	jeffw@glamis.com
Jeff Wilhoit	Phone:	1-775-827-4600 ext. 3104
Director, Investor Relations

Peñasquito Project Reserves

	Ore Tonnes	Gold Grade	Gold	Silver Grade	Silver	Lead Grade	Lead Tonnes	Zinc Grade	Zinc Tonnes
Proven Category	(Millions)	(gpt)	Ounces	(gpt)	Ounces	(%)	(Millions)	(%)	(Millions)

Peñasco Pit Oxide	51.6	0.28	471,000	25.4	42,136,000
Peñasco Pit Sulfide	221.2	0.67	4,733,000	32.2	228,967,000	0.35	0.8	0.77	1.7

Chile Colorado Pit Oxide	16.7	0.22	120,000	20.3	10,878,000
Chile Colorado Pit Sulfide	46.7	0.29	442,000	50.9	76,372,000	0.56	0.3	0.97	0.5

Combined Pits Oxide Proven Reserves	68.2	0.27	591,000	24.2	53,014,000
Combined Pits Sulfide Proven Reserves	267.9	0.60	5,175,000	35.4	305,339,000	0.38	1.0	0.81	2.2

Combined Pits Proven Reserves	336.2	0.53	5,766,000	33.2	358,353,000

	Ore Tonnes	Gold Grade	Gold	Silver Grade	Silver	Lead Grade	Lead Tonnes	Zinc Grade	Zinc Tonnes
Probable Category	(Millions)	(gpt)	Ounces	(gpt)	Ounces	(%)	(Millions)	(%)	(Millions)

Peñasco Pit Oxide	16.6	0.35	186,000	23.4	12,465,000
Peñasco Pit Sulfide	207.3	0.60	3,999,000	30.2	201,405,000	0.31	0.6	0.70	1.5

Chile Colorado Pit Oxide	2.2	0.22	16,000	14.7	1,060,000
Chile Colorado Pit Sulfide	1.7	0.25	14,000	28.9	1,578,000	0.34	0.0	0.65	0.0

Combined Pits Oxide Probable Reserves	18.8	0.33	202,000	22.4	13,525,000
Combined Pits Sulfide Probable Reserves	209.0	0.60	4,013,000	30.2	202,983,000	0.31	0.6	0.70	1.5

Combined Pits Probable Reserves	227.8	0.58	4,215,000	29.6	216,508,000

	Ore Tonnes	Gold Grade	Gold	Silver Grade	Silver	Lead Grade	Lead Tonnes	Zinc Grade	Zinc Tonnes
Proven + Probable Totals	(Millions)	(gpt)	Ounces	(gpt)	Ounces	(%)	(Millions)	(%)	(Millions)

Peñasco Pit Oxide	68.2	0.30	657,000	24.9	54,601,000
Peñasco Pit Sulfide	428.5	0.63	8,732,000	31.2	430,372,000	0.33	1.4	0.74	3.2

Chile Colorado Pit Oxide	18.9	0.22	136,000	19.6	11,938,000
Chile Colorado Pit Sulfide	48.4	0.29	456,000	50.1	77,950,000	0.55	0.3	0.96	0.5

Combined Pits Oxide P+ P Reserves	87.1	0.28	793,000	23.8	66,539,000
Combined Pits Sulfide P+ P Reserves	476.9	0.60	9,188,000	33.2	508,322,000	0.35	1.7	0.76	3.6

Combined Pits P+ P Reserves	564.0	0.55	9,981,000	31.7	574,861,000

Peñasquito Project Mineral Resources

	Tonnes	Gold Grade	Gold	Silver Grade	Silver	Lead Grade	Lead Tonnes	Zinc Grade	Zinc Tonnes
Measured Category	(Millions)	(gpt)	Ounces	(gpt)	Ounces	(%)	(Millions)	(%)	(Millions)

Peñasco Oxide Resource	53.9	0.28	480,000	24.9	43,101,000
Peñasco Sulfide Resource	242.6	0.65	5,095,000	31.1	242,693,000	0.33	0.8	0.74	1.8

Chile Colorado Oxide Resource	30.4	0.18	176,000	17.3	16,950,000
Chile Colorado Sulfide Resource	139.6	0.28	1,258,000	35.6	159,592,000	0.37	0.5	0.80	1.1

Combined Oxide Measured Resources	84.3	0.24	656,000	22.2	60,051,000
Combined Sulfide Measured Resources	382.3	0.52	6,353,000	32.7	402,285,000	0.34	1.3	0.76	2.9

Combined Measured Resources	466.6	0.47	7,009,000	30.8	462,336,000

	Tonnes	Gold Grade	Gold	Silver Grade	Silver	Lead Grade	Lead Tonnes	Zinc Grade	Zinc Tonnes
Indicated Category	(Millions)	(gpt)	Ounces	(gpt)	Ounces	(%)	(Millions)	(%)	(Millions)

Peñasco Oxide Resource	20.8	0.31	208,000	21.8	14,569,000
Peñasco Sulfide Resource	263.3	0.58	4,941,000	29.2	246,957,000	0.29	0.8	0.67	1.8

Chile Colorado Oxide Resource	19.1	0.14	89,000	17.5	10,776,000
Chile Colorado Sulfide Resource	102.7	0.16	517,000	26.4	87,233,000	0.32	0.3	0.64	0.7

Combined Oxide Indicated Resources	39.9	0.23	297,000	19.7	25,345,000
Combined Sulfide Indicated Resources	366.0	0.46	5,458,000	28.4	334,190,000	0.30	1.1	0.66	2.4

Combined Indicated Resources	405.9	0.44	5,755,000	27.5	359,535,000

	Tonnes	Gold Grade	Gold	Silver Grade	Silver	Lead Grade	Lead Tonnes	Zinc Grade	Zinc Tonnes
Inferred Category	(Millions)	(gpt)	Ounces	(gpt)	Ounces	(%)	(Millions)	(%)	(Millions)

Peñasco Oxide Resource	22.9	0.14	101,000	10.7	7,900,000
Peñasco Sulfide Resource	1,041.7	0.28	9,365,000	14.5	485,522,000	0.13	1.4	0.38	4.0

Chile Colorado Oxide Resource	149.1	0.06	287,000	5.0	23,793,000
Chile Colorado Sulfide Resource	1,362.9	0.10	4,514,000	8.3	364,539,000	0.08	1.0	0.23	3.1

Combined Oxide Inferred Resources	172.0	0.07	388,000	5.7	31,693,000
Combined Sulfide Inferred Resources	2,404.6	0.18	13,879,000	11.0	850,061,000	0.10	2.4	0.29	7.1

Combined Inferred Resources	2,576.6	0.17	14,267,000	10.6	881,754,000

Notes:
1) The terms Mineral Resource and Reserves as used herein conform to the definitions contained in the National Instrument 43-101 which adopts those published by the Canadian Institute of Mining, Metallurgy, & Petroleum (CIM). These resource and reserves estimates have been prepared under the supervision of James S. Voorhees, Executive Vice President and Chief Operating Officer of Glamis Gold Ltd., who is a Qualified Person as defined in National Instrument 43-101.
2) Reserves have been calculated using assumed long-term metals prices as follows: Gold — $450 per ounce; Silver — $7.00 per ounce; Zinc — $0.60 per pound and Lead — $0.30 per pound. Mineral Resources have been calculated using assumed long-term metals prices as follows: Gold — $650 per ounce; Silver — $10.00 per ounce; Zinc — $0.86 per pound and Lead — $0.43 per pound.
3) Measured plus Indicated (M&I) Resources are defined as being inside an optimized floating cone geometry that was developed using the Mineral Resource metal prices set forth above and all classifications of material. This defines a resource that has the potential of being mined by open pit methods and is not the total block model contained mineralization. In the Peñasco deposit, Measured Resources are defined as any block within the reasonably foreseeable open pit that is within 35 meters of two or more drill holes. In the Peñasco deposit, Indicated Resources are defined as any block within the reasonably foreseeable open pit not defined as Measured that is within 70 meters of two or more drill holes. In the Chile Colorado deposit, Measured Resources are defined as any block within the reasonably foreseeable open pit that has five or more holes within 135 meters of the block with the closest hole no more than 50 meters distance. In the Chile Colorado deposit, Indicated Resources are defined as any block within the reasonably foreseeable open pit not defined as Measured that has two or more holes within 135 meters of the block with the closest hole no more than 70 meters distance.
4) The M&I Resources have been calculated using NSR (Net Smelter Return) cutoff grades and assuming the long-term Mineral Resource metals prices set forth above. For oxide M&I resources, an NSR cutoff grade of $1.30 was applied. For sulfide M&I Resources, an NSR cutoff grade of $3.60 was applied.
5) In the Peñasco deposit, Inferred Resources are defined as any block within the computer model not defined as Measured or Indicated that is located within a manually defined mineralized grade domain. The grade domain was developed using geologic interpretation of drill hole assays, lithology and alteration data. In the Chile Colorado deposit, Inferred Resources are defined as any block within the computer model not defined as Measured or Indicated that is located within 135 meters of a drill hole.
6) The Inferred Resources have been stated using NSR cutoff grades and assuming the long-term Mineral Resource metals prices set forth above. For oxide Inferred Resources, an NSR cutoff grade of $0.70 was applied and for sulfide Inferred Resources, an NSR cutoff grade of $1.60 was applied, with both cutoff grades being based on reserve metal prices.
7) Reserves are a subset of Measured and Indicated Resources.